JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

[redacted]

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

07027891

Group Secretariat

31st October 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Total Voting Rights

I enclose for your attention a notification dated 31st October 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Encl

[Cng/movement/voting2k71031/dl]

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Total Voting Rights
Released	10:05 31-Oct-07
Number	6914G

JARDINE MATHESON HOLDINGS LIMITED (THE "COMPANY")
TOTAL VOTING RIGHTS

In compliance with the Disclosure and Transparency Rule 5.6.1R we would like to notify the market of the following:-

As at 31st October 2007, the Company's issued share capital consists of 621,002,507 ordinary shares with voting rights of one vote per share. The Company does not hold any treasury shares.

The above figure of 621,002,507 ordinary shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st October 2007

www.jardines.com

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

24th October 2007

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority ("FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Directors' share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
Henry Keswick	Scrip Dividend	24/10/2007	66,534	US$28.70
A J L Nightingale	Scrip Dividend	24/10/2007	38	US$28.70
Adam Keswick	Scrip Dividend	24/10/2007	11,068	US$28.70
Ben Keswick	Scrip Dividend	24/10/2007	48,245	US$28.70
Simon Keswick	Scrip Dividend	24/10/2007	40,249	US$28.70
Lord Leach of Fairford	Scrip Dividend	24/10/2007	6,773	US$28.70
Richard Lee	Scrip Dividend	24/10/2007	654	US$28.70
E P K Weatherall	Scrip Dividend	24/10/2007	26,357	US$28.70

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

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